Proxim Wireless Corporation
1561 Buckeye Drive
Milpitas, CA  95035
(408) 383-7600

March 25, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Registration Statement on Form S-3
File No. 333-145533

Ladies and Gentlemen:

Earlier today, Proxim Wireless Corporation (“Proxim”) inadvertently filed two versions of Post-Effective Amendment No. 1 to its Registration Statement on Form S-3, File No. 333-145533.  The two versions are identical except that the first filing (the “First Filing”) was made with the incorrect EDGAR form type, “S-3/A”.  The First Filing was made at approximately 1:59 p.m. Eastern time with accession number 0000914317-09-000724.  The second filing (the “Second Filing”) was made with the correct EDGAR form type, “POS AM”.  The Second Filing was made at approximately 2:32 p.m. Eastern time with accession number 0000914317-09-000727.

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Proxim hereby requests the withdrawal of the First Filing in order to correct the error in the EDGAR form type.

Proxim does not wish to withdrawal the Second Filing.

Please contact our counsel, John D. Hancock, Esq. of Foley Hoag LLP, at (617) 832-1201 if you have any questions.

Very truly yours,

Proxim Wireless Corporation

By:	/s/ David L. Renauld
David L. Renauld, Vice President, Corporate
Affairs and General Counsel